Note 1 -   Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Southlake Capital, LLC, (the "Company") was organized in November 1995 as a Texas limited liability company. The Company operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC).   The member of the Company has limited personal liability for obligations or debts of the Company.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The Company operates as an independent full service broker-dealer in securities. The Company's customers are individuals and other entities located throughout the United States.

Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported accounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

General securities commissions and related clearing expenses are recorded on a trade date basis. Investment company share commissions are recorded when initial subscriptions are funded or when recurring commissions are earned by the Company.

Note 1 –   Nature of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is not subject to federal income taxes; the individual members are required to report their distributive shares of the Company's realized income, gain, loss, deductions, or credits on their individual income tax returns.

The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2013.

The Company is subject to state income taxes.

Note 2 -   Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at fixed rates multiplied by the number of the Company's customer's trades. The agreement also requires the Company to maintain a minimum of $30,000 as a deposit in an account with the clearing broker/dealer.

Note 3 -   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2016, the Company had net capital of approximately $36,140, which was $31,140 in excess of its net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1.

Note 4 -   Off-Balance Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 5 -   Office Lease

The Company leases office space from the sole member. The lease agreement is cancelable at any time and renews annually. Rent under the agreement totaled $3,329 for 2016 and is included in occupancy and equipment costs in the accompanying statement of income.

Note 6 -   Related Party Transactions/Economic Dependence/Concentration of Services

The Company and an affiliated investment advisor ("Advisor") are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The sole member of the Company, a registered securities representative and officer of the Company, generated substantially all of the Company's revenue for the year ended March 31, 2016 and received no compensation. The Company is economically dependent upon the sole member due to the concentration of services provided.

Advisor reimbursed the Company $8,000 for various expenses incurred on behalf of Advisor for the year ended March 31, 2016.

The Company leases office space from the sole member. See Note 5.

The Company reimbursed Advisor $5,000, or approximately 20% of the Company's total expenses, for various expenses incurred on behalf of the Company for the year ended March 31, 2016. These amounts are included in other expenses in the accompanying statement of income.

Note 7 -   Concentration of Credit Risk

The Company has $33,616, or approximately 93% of its total assets in cash and a clearing deposit held at the Company's clearing broker/dealer.

Note 8 -   Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to March 31, 2016, through June 7, 2016, the date which the financial statements were available to be issued.